Letterhead of Clifford Chance US LLP

September 17, 2008

Mr. Jim O’Connor

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C.  20549

Re:	PowerShares Exchange-Traded Fund Trust II
(File Nos. 333-138490, 811-21977)

Dear Mr. O’Connor:

Thank you for your oral comments regarding the registration statement on Form N-1A (the “Registration Statement”) for PowerShares Emerging Markets Infrastructure Portfolio (the “Fund”), an exchange-traded index fund of PowerShares Exchange-Traded Fund Trust II (the “Trust”), filed with the Securities and Exchange Commission (the “Commission”) on July 21, 2008.  Below, we describe the changes we have made to the Registration Statement in response to the Staff’s comments and provide the information that you requested.

The Trust has considered your comments and has authorized us to make responses and changes discussed below to the Trust’s Registration Statement on its behalf.  These changes are reflected in Post-Effective Amendment No. 71 to the Trust’s Registration Statement, which will be filed on EDGAR on or about September 17, 2008.

General

Comment 1.  Please discuss whether the Fund will use American Depository Receipts (“ADRs”) and Global Depository Receipts (“GDRs”) as substitutes for securities that are not available in the underlying index.

Response 1: The Fund may invest in ADRs and GDRs based on the securities that comprise the underlying index as a substitute for direct investments in the component securities in the underlying index.  The Fund anticipates that the majority of its investments will be in the securities that comprise the underlying index rather than in ADRs and GDRs.

Comment 2.  In the Section entitled “Principal Investment Strategies,” please indicate all of the countries currently included within the Fund’s underlying index.

Response 2:          The disclosure has been revised accordingly.

Comment 3.  Please discuss how the Fund will maintain 95% correlation given that only a majority of the Fund’s investments will be in securities, while the remainder will be in ADRs and GDRs.

Response 3:          The Fund seeks correlation over time of 95% or better between the Fund’s performance and the performance of the underlying index.  The ADRs and GDRs in which the Fund may invest are based on component securities of the underlying index.  Therefore, because ADRs and GDRs are based on component securities of the underlying index, investments in ADRs and GDRs will not impede the ability of the Fund to seek correlation over time of 95% or better between the Fund’s performance and the performance of the underlying index.

Comment 4.  Please discuss the extent to which the Fund anticipates portfolio turnover, and if the portfolio turnover is anticipated to be greater than 100%, please include appropriate risk disclosure.

Response 3:          The Fund anticipates that the quarterly portfolio turnover will be under 5%.

*              *              *

In addition, we are authorized by our client to acknowledge the following on the Trust’s behalf:

•                  the action of the Commission or the Staff in declaring the Registration Statement effective does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                  the action of the Commission or the Staff in declaring the Registration Statement effective does not relieve the Trust from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

•                  the Trust may not assert the action of the Commission or the Staff in declaring the Registration Statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 878-4931 or Clifford R. Cone at (212) 878-3180.  Thank you.

Sincerely yours,

/s/ Stuart M. Strauss
Stuart M. Strauss